

September 3, 2019

Bryan A. Shinn
President and Chief Executive Officer
U.S. Silica Holdings, Inc.
24275 Katy Freeway, Suite 600
Katy, Texas 77494

      Re: U.S. Silica Holdings, Inc.
           Form 10-K for the Year Ended December 31, 2018
           Filed February 20, 2019
           File No. 1-35416

Dear Mr. Shinn:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Business
Our Customers, page 12

1. You state that you had one customer that accounted for 15% of your total sales in 2018, two customers that accounted for 15% and 12% of total sales in 2017 and one customer that accounted for 13% of total sales in 2016. As each of these customers accounted for over 10% of your sales, please tell us why you have not disclosed their names in order to comply with Item 101(c)(1)(vii) of Regulation S-K. In this regard, we note your risk factor disclosure at page 26 indicates that the loss of any of your major customers could result in a material adverse affect on your business.

Items 2. Properties
Summary of Reserves, page 51

2.   Proven and probable reserves are disclosed for your Middleton, Tennessee, Popcorn Mine, Nevada, and Celatom Mine, Oregon properties. Please forward to our engineer as supplemental information and not as part of your filing, the information that establishes the legal, technical, and economic feasibility of the materials designated as reserves, as required by paragraph (c) of Industry Guide 7. The information requested includes, but is not limited to:

- Property and geologic maps

- Description of your sampling and assaying procedures

- Drill-hole maps showing drill intercepts

- Representative geologic cross-sections and drill logs

- Description and examples of your cut-off calculation procedures

- Cutoff grades used for each category of your reserves

- Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

- A detailed description of your procedures for estimating reserves

- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans including the cash flow analyses

- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

Please provide this information on a CD, formatted as Adobe PDF files. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  You may contact John Coleman, Mining Engineer at (202) 551-3610 for engineering related questions. Please contact Joanna Lam at (202) 551-3476 or Craig Arakawa at (202) 551-3650 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and
Mining